FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  May 14, 2003
                  For the quarterly period ended March 31, 2003

                               TOTAL FLEET S.A.
                (Translation of registrant's name into English)

                        Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                               TABLE OF CONTENTS


Item
1. Balance Sheets - March 31, 2002 and 2003
2. Statements  of Income for the period ended March 31, 2002 and 2003
3. Summary Financial Data by Business Segment for the period ended March 31, 2002 and 2003
4. Selected Historical Financial and Other Data - 1Q2002 and 1Q2003
5. Reclassification of Certain Financial Statement Itens
6. Signatures page

                               TOTAL FLEET S.A.

                  BALANCE SHEETS - MARCH 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                           March 31,
                                                     -----------------------
                                                       2002           2003
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                              20,475         27,228

Accounts receivable, net                               22,697          9,730

Revenue-earning vehicles, net                          59,870         71,915

Deferred income and social contribution taxes             641            296

Other                                                   6,376          6,315
                                                      -------        -------
                                                      110,059        115,484
                                                      -------        -------

NONCURRENT ASSETS:

Accounts receivable, net                                  737          1,750

Revenue-earning vehicles, net                          91,103         86,725

Escrow deposits                                           702            513

Deferred income and social contribution taxes             550            801
                                                       ------         ------
                                                       93,092         89,789
                                                       ------         ------


OFFICE EQUIPMENT, NET                                     392            452
                                                      -------        -------

         Total assets                                 203,543        205,725
                                                      =======        =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - MARCH 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           March 31,
                                                     -----------------------
                                                       2002           2003
CURRENT LIABILITIES:                                 --------       --------

Accounts payable                                        6,772          7,543

Payroll and related charges                               696          1,494

Income and social contribution taxes                    5,340          4,365

Deferred income and social contribution taxes             783              -

Taxes, other than on income                               357            192

Advances from customers                                   510            139

Other                                                     965          2,678
                                                       ------         ------
                                                       15,423         16,411
                                                       ------         ------

NONCURRENT LIABILITIES:

Reserve for contingencies                               1,953          3,022

Deferred income and social contribution taxes           1,192          6,994

Other                                                     141            148
                                                        -----         ------
                                                        3,286         10,164
                                                        -----         ------
SHAREHOLDERS' EQUITY

Capital stock                                         121,014        121,014

Accumulated earnings                                   63,820         58,136
                                                      -------        -------
                                                      184,834        179,150
                                                      -------        -------

         Total liabilities and shareholders' equity   203,543        205,725
                                                      =======        =======

                                TOTAL FLEET S.A.

                              STATEMENTS OF INCOME

                  FOR THE PERIODS ENDED MARCH 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Period ended March 31,
                                                   -------------------------
                                                      2002           2003
NET REVENUES:                                       --------        -------


Fleet management                                      29,992         28,500

Used car sales                                        21,948         11,164
                                                      ------         ------
  Total revenues                                      51,940         39,664
                                                      ------         ------


EXPENSES AND COSTS:

Direct operating                                      (8,213)        (6,069)

Cost of used car sales                               (16,880)        (9,089)

Taxes on revenues                                     (1,356)        (1,598)

Selling, general and administrative                   (4,188)        (3,202)

Depreciation of vehicles                              (8,194)        (6,794)

Other depreciation and amortization                      (21)           (27)
                                                     -------        -------
  Total operating expenses                           (38,852)       (26,779)
                                                     -------        -------

Operating income                                      13,088         12,885
                                                      ------         ------

FINANCIAL INCOME, NET                                    496            896

                                                      ------         ------

Income before taxes                                   13,584         13,781


INCOME AND SOCIAL CONTRIBUTION TAXES

   Current                                            (5,340)        (4,364)
   Deferred                                              728           (313)
                                                      ------         ------
                                                      (4,612)        (4,677)

                                                      ------         ------

Net income                                             8,972          9,104
                                                       =====          =====

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                  FOR THE PERIODS ENDED March 31, 2002 AND 2003

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                            Period ended March 31,
                                           -------------------------
                                             2002              2003
                                           --------          -------

      NET REVENUES:

      Fleet management                       29,992           28,500

      Used car sales                         21,948           11,164
                                             ------           ------
                                             51,940           39,664
                                             ------           ------

      DEPRECIATION:

      Vehicle                                (8,194)          (6,794)

      Other                                     (21)             (27)
                                             ------           ------
                                             (8,215)          (6,821)
                                             ------           ------

      OPERATING INCOME:

      Fleet management                       10,518           12,529

      Used car sales                          3,486            1,348

      Corporate expenses                       (895)            (965)

      Other depreciation                        (21)             (27)
                                             ------           ------
                                             13,088           12,885
                                             ------           ------


      OPERATING MARGIN:

      Fleet management                        35.1%            44.0%

      Used car sales                          15.9%            12.1%

      Total                                   25.2%            32.5%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )


                                                          1 Q 2002    1 Q 2003
                                                          --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Fleet management                                          29,992      28,500
  Used car sales                                            21,948      11,164
                                                            ------      ------

Total net revenues                                          51,940      39,664
                                                            ------      ------
Direct operating costs and expenses:

  Fleet management                                          (8,213)     (6,069)
  Cost of used car sales                                   (16,880)     (9,089)
  Taxes on revenues                                         (1,356)     (1,598)
                                                           -------     -------
Total direct operating costs and expenses                  (26,449)    (16,756)
                                                           -------     -------

Gross profit                                                25,491      22,908

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Fleet management                                        (1,738)     (1,511)
    Used car sales                                          (1,555)       (726)
                                                            ------      ------
      Total adverstising, promotion and selling             (3,293)     (2,237)

  General and administrative expenses                         (886)     (1,181)

  Other                                                         (9)        216
                                                             -----       -----
Total selling, general, administrative and other expenses   (4,188)     (3,202)
                                                             -----       -----
Depreciation expenses:

   Vehicle depreciation expenses                            (8,194)     (6,794)

   Non-Vehicle depreciation and amortization expenses          (21)        (27)
                                                            ------      ------
Total depreciation expenses                                 (8,215)     (6,821)
                                                            ------      ------

Operating income                                            13,088      12,885

Financial Interest:
   Expense                                                    (262)       (117)
   Income                                                      787       1,062
   Taxes on financial revenues                                 (29)        (49)
                                                             -----       -----
      Financial interest income, net                           496         896
                                                             -----       -----

Income before taxes                                         13,584      13,781

Income and social contribution taxes                        (4,612)     (4,677)
                                                            ------      ------
Net income                                                   8,972       9,104
                                                            ======      ======

STATEMENT OF OPERATIONS DATA                             1 Q 2002     1 Q 2003
                                                         --------     --------
OTHER DATA :

EBITDA                                                     21,303       19,706

Vehicle Depreciation Expenses                              (8,194)      (6,794)
                                                           ------       ------
Adjusted EBITDA                                            13,109       12,912
                                                           ======       ======






             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2002 and in the 2003 financial statements, certain amounts in Total Fleet's results of operations for 2002 have been reclassified.

1 - Reclassification of 1Q2002, amount related to sales taxes from net revenues to taxes on revenues recorded as costs, in the amount of R$1,356.

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )


STATEMENT OF OPERATIONS DATA                           1 Q 2002       1 Q 2003
                                                       --------       --------

Fleet at end of period                                    11,286        10,046

Average Operating Fleet Age (months)                        17.5          21.6

Number of Rental Days                                    977,130       817,230

Utilization Rates                                         99.54%        93.69%

Numbers of Cars Purchased                                    466           447

Average Purchase Price                                     27.36         32.57

Total Investment in Fleet                               12,751.8      14,557.6

Numbers of Cars Sold                                       1,472           820

Average Car Price                                          14.40         13.58

Depreciation per car                                    3,005.04      2,803.87

Average Annual Revenue per Owned
 Car in Operation.....(R$)                             10,729.99     11,681,40

Average Rental Revenue per Rental
 Car per Day.....(R$)                                      29.94         34.64

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



Dated: May 14, 2003